Filed by Chesapeake Energy Corporation
(Commission File No. 001-13726)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: WildHorse Resource Development Corporation
(Commission File No. 001-37964)

On January 25, 2019, Chesapeake Energy Corporation and WildHorse Resource Development Corporation issued the following press release:

N E W S R E L E A S E

FOR IMMEDIATE RELEASE

CHESAPEAKE ENERGY AND WILDHORSE RESOURCE DEVELOPMENT CORPORATION ANNOUNCE DEADLINE FOR ELECTION OF FORM OF MERGER CONSIDERATION

OKLAHOMA CITY and HOUSTON, January 25, 2019 -- Chesapeake Energy Corporation (NYSE:CHK) and WildHorse Resource Development Corporation (NYSE:WRD) jointly announced today that, in connection with Chesapeake’s pending acquisition of WildHorse, the election deadline for record holders of shares of WildHorse’s common stock to elect the form of merger consideration they wish to receive in connection with the transaction is 5:00 p.m. Eastern time on January 30, 2019, which is based on an anticipated transaction completion date of February 1, 2019.

Accordingly, an election will be valid only if a properly completed and signed election form, together with all required documents and materials set forth in the election form and the instructions thereto, is received by EQ Shareowner Services, the exchange agent for the transaction, by 5:00 p.m. Eastern time on January 30, 2019. Stockholders with questions should contact Innisfree M&A Incorporated, the proxy solicitor for the transaction, toll-free at (877) 825-8621 (banks and brokers please call collect at (212) 750-5833).

The election deadline does not impact the deadline for WildHorse common stockholders to vote on the merger agreement, which will be considered at the special meeting of WildHorse stockholders to be held on January 31, 2019 at 2:00 p.m. WildHorse stockholders are encouraged to vote their shares if they have not already done so.

Headquartered in Oklahoma City, Chesapeake Energy Corporation's operations are focused on discovering and developing its large and geographically diverse resource base of unconventional oil and natural gas assets onshore in the United States.

WildHorse Resource Development Corporation is an independent oil and natural gas company focused on the acquisition, exploration, development and production of oil, natural gas and NGL properties primarily in the Eagle Ford Shale and Austin Chalk in East Texas.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of federal securities law, including the expected transaction completion date. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; the ability of Chesapeake to complete the acquisition and integration of WildHorse successfully; litigation relating to the transaction; and other factors that may affect future results of WildHorse and Chesapeake.

Additional factors that could cause results to differ materially from those described above can be found in WildHorse's Annual Report on Form 10-K for the year ended December 31, 2017 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018, each of which is on file with the SEC and available in the "Investor Relations" section of WildHorse's website, http://www.wildhorserd.com/, under the subsection "SEC Filings" and in other documents WildHorse files with the SEC, and in Chesapeake's Annual Report on Form 10-K for the year ended December 31, 2017 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018, each of which is on file with the SEC and available in the "Investors" section of Chesapeake's website, https://www.chk.com/, under the heading "SEC Filings" and in other documents Chesapeake files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither WildHorse nor Chesapeake assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

This communication relates to a proposed business combination transaction (the “Transaction”) between WildHorse Resource Development Corporation (“WildHorse”) and Chesapeake Energy Corporation (“Chesapeake”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

In connection with the Transaction, Chesapeake has filed with the SEC a registration statement on Form S-4, as amended, that includes a joint proxy statement of Chesapeake and WildHorse and a prospectus of Chesapeake, as well as other relevant documents concerning the Transaction. The registration statement was declared effective by the SEC on December 21, 2018 and WildHorse and Chesapeake commenced mailing the definitive joint proxy statement/prospectus to WildHorse’s stockholders and Chesapeake’s shareholders, respectively, for their consideration on or about December 28, 2018. STOCKHOLDERS OF WILDHORSE AND SHAREHOLDERS OF CHESAPEAKE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about WildHorse and Chesapeake, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC can be obtained, without charge, by directing a request to Investor Relations, WildHorse, P.O. Box 79588, Houston, Texas 77279, Tel. No. (713) 255-9327 or to Investor Relations, Chesapeake, 6100 North Western Avenue, Oklahoma City, Oklahoma, 73118, Tel. No. (405) 848-8000.

Participants in the Solicitation

WildHorse, Chesapeake and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information regarding WildHorse’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 2, 2018, and certain of its Current Reports on Form 8-K. Information regarding Chesapeake’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

CHK INVESTOR CONTACT: Brad Sylvester, CFA 405-935-8870 ir@chk.com	CHK MEDIA CONTACT: Gordon Pennoyer 405-935-8878 media@chk.com	CHESAPEAKE ENERGY CORPORATION 6100 North Western Avenue P.O. Box 18496 Oklahoma City, OK 73154

WRD INVESTOR CONTACTS:		WILDHORSE RESOURCE DEVELOPMENT
Pearce Hammond, CFA 713-255-7094 phammond@wildhorserd.com	Vedran Vuk 713-255-6962 vvuk@wildhorserd.com	9805 Katy Freeway, Suite 400 Houston, TX 77024

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